UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

GEMPLUS INTERNATIONAL S.A.
(Name of Subject Company)
GEMPLUS INTERNATIONAL S.A.
(Names of Person(s) Filing Statement)
Ordinary Shares, without par value,
and American Depositary Shares, each representing 2 Ordinary Shares
(Title of Class of Securities)
012374569 (American Depositary Shares)
(CUSIP Number of Class of Securities)

Alex J. Mandl
President and Chief Executive Officer
46A, Avenue J.F. Kennedy
L-1855 Luxembourg
Grand Duchy of Luxembourg
(Name, Address, and Telephone Number of Person
Authorized to Receive Notices and Communications
on Behalf of the Person(s) Filing Statement)

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

On December 7, 2005, the following materials were made available on the website www.gemalto.com.
Important information

Gemplus shareholders are urged to read Gemplus’ solicitation/recommendation statement of Schedule  14D-9 when and if it is filed with the U.S. Securities and Exchange Commission (the “SEC”), as it will contain important information. The solicitation/recommendation statement and other public filings made from time to time by Gemplus with the SEC are available without charge from the SEC’s website at www.sec.gov.

DISCLAIMER
Important information
Investors and security holders are strongly advised to read, when they become available, the prospectus/offer to exchange and related exchange offer materials regarding the business combination transaction referenced in this press release, as well as any amendments and supplements to those documents because they will contain important information. When available, the prospectus/offer to exchange and the other documents may also be obtained from Axalto Investor Relations. If required, the prospectus/offer to exchange will be filed with the Securities and Exchange Commission by Axalto. To the extent the prospectus/offer to exchange is filed with the Securities and Exchange Commission, security holders may obtain a free copy of the prospectus/offer to exchange (when available) and other related documents filed by Axalto at the Commission’s website at www.sec.gov.
Investors and security holders who are US persons or who are located in the United States should also read any solicitation/recommendation statement of Gemplus on Schedule 14D-9 when and if filed by Gemplus with the SEC because it will contain important information. The solicitation/recommendation statement and other public filings made from time to time by Gemplus with the SEC are available without charge from the SEC’s website at www.sec.gov. This document, if issued, will also be available for inspection and copying at the public reference room maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, United States. For further information about the public reference room, call the SEC at +1 800 732 0330.
Forward-Looking Statements
This communication contains certain statements that are neither reported financial results nor other historical information and other statements concerning Axalto, Gemplus and their combined businesses after completion of the proposed combination. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, events, products and services and future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates” and similar expressions. These and other information and statements contained in this communication constitute forward-looking statements within the safe harbor provisions of U.S. federal securities laws. Although management of the companies believe that the expectations reflected in the forward-looking statements are reasonable, investors and security holders are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of the companies, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements, and the companies cannot guarantee future results, levels of activity, performance or achievements. Factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this communication include, but are not limited to: the ability of the companies to integrate according to expectations; the ability of the companies to achieve the expected synergies from the transaction; trends in wireless communication and mobile commerce markets; the companies’ ability to develop new technology and the effects of competing technologies developed and expected intense competition generally in the companies’ main markets; profitability of expansion strategy; challenges to or loss of intellectual property rights; ability to establish and maintain strategic relationships in their major businesses; ability to develop and take advantage of new software and services; and the effect of the transaction and any future acquisitions and investments on the companies’ share prices, and those discussed by Gemplus in its filings with the U.S. Securities and Exchange Commission, including under the headings “Cautionary Statement Concerning Forward-Looking Statements and “Risk Factors”. Moreover, neither the companies nor any other person assumes responsibility for the accuracy and completeness of such forward-looking statements. The forward-looking statements contained in this communication speak only as of this communication and the companies are under no duty to update any of the forward-looking statements after this date to conform such statements to actual results or to reflect the occurrence of anticipated results or otherwise.
Axalto and Gemplus combine to create a global leader in digital security.
We are proud to introduce this merger of equals and to provide you with details of this ambitious project
This site will provide useful information as the operation unfolds and help introduce the project as a whole.
Discover this ambitious project.
Discover the major steps of the merger.
Gemalto’s business project
Gemalto, the result of a merger of equals between Axalto and Gemplus, aims to build a major player in digital security.

Our ambition is to build a new player in this strategic sector and to develop secure technologies for the digital world.
We believe this project has strong industrial, financial and commercial prospects, and relies, above all else, on the expertise of its employees.
An industrial project
Gemalto, the result of the merger between Axalto and Gemplus aims to build a global leader of a high tech industry with high growth potential. A leader in a sector which generates progress, social utility and economic development: that of digital security.
The birth of a new leader
Gemalto will merge two leaders of the digital security market: over 11,000 people across the world, 21 production sites, 32 personalisation sites, 9 R&D centres and over 120 sales and marketing offices. Gemalto’s sales will total approximately 1.8 billion Euros.
On tomorrow’s market
But beyond these figures, Gemalto is an ambitious project aiming to develop tomorrow’s technologies in the securing of digital interactions. The merger of equals is intended to allow Gemalto to attain a critical size and thus constitute a major player in the high technology market. This new position would create a range of possibilities going well beyond the perimeters of current activities, enabling Gemalto to play an increasing role in the creation of future applications and in the definition of new standards.
Digital security
Axalto and Gemplus share a common vision of a digital future benefiting end-users. A future where security and trust are essential. Digital security will play an increasing role in multiple fields — finance, health, telecommunication, identity, transport, digital networks. Gemalto is a direct result of this common vision.
Gemalto will thus strive to innovate and foster the development of new applications to better serve end-user needs.
Synergies and technological development
As an ambitious project existing in a perspective of market development, Gemalto intends to leverage the industrial and technological strengths of both companies.
Axalto and Gemplus’ geographical spread, a consequence of both group’s historical development, will enable greater proximity with clients, with, for instance, the group’s 32 personalization centers spread across the globe.
Site specialization is likely to take place in order to take into account the new global diversity of the group. The merger is also expected to allow to exploit existing production capacities. And in the context of strong market volume development, Gemalto should be well positioned to answer increasing global demand.
Innovation will also be key. Combining both R&D strengths will allow a more efficient use of existing resources:
—	R&D resources dedicated to clients will increase
—	R&D investments in new applications will likely also be increased in order to develop tomorrow’s products and markets.
You are a client
You are one of Axalto or Gemplus’ clients: this merger of equals is of direct relevance to you. Gemalto aims to provide you with ever more services, ever more quality and wider product ranges to help ensure the continued success of your own business.

We aim to have you benefit from Gemalto’s expected strengths : its financial solidity, its industrial reliability, its service proximity and its innovation skills.
The economies of scale that the merger should achieve will allow Gemalto to better meet your needs via an increased range of services: dedicated Research and Development teams and tailor-made products to suit your needs and those of your markets.
Moreover, if you are a global account, the new international dimension of the combined group should enable Gemalto to dedicate resources ensuring higher levels of responsiveness to meet your specific needs and that Gemalto’s geographical coverage will enable to shoulder your international development ever more effectively.
You are an employee
The merger of equals taking place between Axalto and Gemplus fits into an overall logic of shared growth and development of both companies. Employees will be central, because becoming a leader in a high growth market will necessitate the energy of all.
Several reasons to merge:
This new group will be composed of 11,000 employees spanning 65 nationalities, with expected 2005 pro-forma revenues of approximately 1.8 billion euros.
With 21 production sites, 32 personalization sites, 9 R&D centers and 120 sale and marketing offices, employees will work in a dynamic environment providing strong career development opportunities.
Gemalto’s skilled production workforce will allow true responsiveness to a high growth, high demand market. All geographical zones will be concerned, and existing production units will be used to full capacity, with the possible specialization of some sites.
Gemalto’s 4,000 managers, among which 1,500 R&D engineers, will be a decisive asset in a highly innovative and competitive environment.
The merger should allow the allocation of new investment capacities and thus allow to develop new technologies for new markets.
This project is thus truly growth-oriented. This is why keeping our employees is a key issue for the combined group. Gemalto’s extended activities, as well as its market leadership, will necessitate ever more skilled and motivated staff.
Until all antitrust and regulatory approvals have been obtained, Axalto and Gemplus will remain two separate, independent, companies.
You work in:
—	Production
—	Research and Development
—	Sales
—	Administration and support/services
You work in production
The merger of equals between Axalto and Gemplus will take place in the context of the strong growth of the digital security market. Gemalto will regroup one of the leading production capacities of the industry and should be in a unique position to meet the needs of increased demand and high volume growth.
But this merger will also allow Gemalto to better meet the needs of clients on a geographical basis through increased proximity. Thus, some sites will need to specialize in order to best meet newly identified needs and challenges.
- Back -
You work in Research and Development
The merger of equals between Axalto and Gemplus will take place in the light of the development of the digital security sectors and is thus of prime relevance to those of you involved in research and development.
The merger will allow the combined group to reach a critical size : 9 technological centers, 1500 R&D engineers and a true investment capacity in new technologies to act as tomorrow’s growth vectors.
Gemalto will also be synonymous with a real R&D force. Axalto and Gemplus’ teams, from whom many market innovations originate, will foster the introduction of new technologies for clients and end-users. Moreover, a greater proximity with our clients will be possible thanks to the strengthening of dedicated teams.
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You work in sales
As part of the sales teams you will represent Gemalto with its clients. The merger of Axalto and Gemplus therefore concerns you directly.
As a part of the industry leader’s sales force, you will wield a range of products and services ever more closely targeting client needs. Commercial support and marketing functions will be reinforced. The world reach of Gemalto will also bring you closer to your in-house support functions in order to better serve your clients.
This new geographical spread should also enable a furthering of the international development of global accounts.
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You work in administration and/or support functions
The merger of equals between Axalto and Gemplus will bring about a number of natural rationalizations at the administrative and support levels.
The thrust of these rationalizations will mainly exist in terms of external service purchasing (audit, advertising, IT, etc).
Natural complementary rationalizations concerning administrative or support functions may also take place and will be dealt with on a one to one basis.
In a high growth context and in light of our employees’ skills, these rationalizations will also represent true opportunities for redeployment.
These will happen progressively, taking natural turnover into account, and will insist on internal, training-based, promotions. If necessary, for a temporary period, external recruitment will be limited to aid organizational adjustment.
- Back -
You are a distributor
Gemalto is an opportunity for accelerated technological innovation in a strong growth market : that of digital security.
We believe this growth potential, coupled with a leadership position, will enable greater resource mobilization for the development of specific solutions for our clients as well as the creation of new market opportunities for your own activities.
As a Gemalto partner, you will choose to work with a market leader against a backdrop of ever increasing technological evolution from which you will be among the first to benefit.
Your current contacts remain the same.
You are a supplier
The projected merger of equals between Axalto and Gemplus takes place in the context of the fast growing market in digital security.
As a supplier, this concerns you directly — Gemalto aims to supply ever more sophisticated and varied technologies.
Gemalto should become a world class chip buyer with over one billion units a year: a new status which will enable us, together, to define the long term needs of the digital security industry.
On the whole, Gemalto will be a true source of opportunities as you will participate in the shaping of an industry alongside a market leader. We believe this strong developing market should be set to grow and diversify, allowing a penetration of Gemalto-backed technologies into ever more sectors.

As suppliers, these developments should have a direct impact: they will generate less heterogeneous product lines, greater visibility and stability in long term investments.
This stability will generate economies of scale for you, but will also be a unique opportunity to associate yourselves closely with one of the most powerful Research and Development teams of the industry.
Your current contacts remain the same.
You are an investor or an analyst:
See the December 7, 2005 press release announcing the merger (English — 326 KB and French — 48.9 KB).
See the transaction announcement presentation delivered December 7th (in English — 897 KB and French — 1.19 MB).
Investor relations for Axalto
Stéphane Bisseuil
+33 (0)1 46 00 70 70
sbisseuil@axalto.com
Investor relations for Gemplus
Céline Berthier
+41 22 544 50 27
celine.berthier@gemplus.com
An industrial project
Gemalto, the result of the merger between Axalto and Gemplus aims to build a global leader of a high tech industry with high growth potential. A leader in a sector which generates progress, social utility and economic development: that of digital security.
The birth of a new leader
Gemalto will merge two leaders of the digital security market: over 11,000 people across the world, 21 production sites, 32 personalisation sites, 9 R&D centres and over 120 sales and marketing offices. Gemalto’s sales will total approximately 1.8 billion Euros.
On tomorrow’s market
But beyond these figures, Gemalto is an ambitious project aiming to develop tomorrow’s technologies in the securing of digital interactions. The merger of equals is intended to allow Gemalto to attain a critical size and thus constitute a major player in the high technology market. This new position would create a range of possibilities going well beyond the perimeters of current activities, enabling Gemalto to play an increasing role in the creation of future applications and in the definition of new standards.
Digital security
Axalto and Gemplus share a common vision of a digital future benefiting end-users. A future where security and trust are essential. Digital security will play an increasing role in multiple fields — finance, health, telecommunication, identity, transport, digital networks. Gemalto is a direct result of this common vision.
Gemalto will thus strive to innovate and foster the development of new applications to better serve end-user needs.

Synergies and technological development
As an ambitious project existing in a perspective of market development, Gemalto intends to leverage the industrial and technological strengths of both companies.
Axalto and Gemplus’ geographical spread, a consequence of both group’s historical development, will enable greater proximity with clients, with, for instance, the group’s 32 personalization centers spread across the globe.
Site specialization is likely to take place in order to take into account the new global diversity of the group. The merger is also expected to allow to exploit existing production capacities. And in the context of strong market volume development, Gemalto should be well positioned to answer increasing global demand.
Innovation will also be key. Combining both R&D strengths will allow a more efficient use of existing resources:
—	R&D resources dedicated to clients will increase
—	R&D investments in new applications will likely also be increased in order to develop tomorrow’s products and markets.
Additional information
—	See the December 7th 2005 press release of the merger (in English — 326 KB and French — 48.9 KB)
—	See the merger announcement presentation delivered December 7th (in English — 897 KB and French — 1.19 MB)
Contact for Axalto:
Emmanuelle Saby
+33 (0)1 46 00 71 04
esaby@axalto.com
Emlyn Korengold — TBWA Corporate
+33 (0)1 49 09 66 51
Emlyn.korengold@tbwa- corporate.com
Arnaud Malherbe — Fleishmann-Hillard
+33 (0)1 47 42 92 76
Malherba@fleishmaneurope.com
Contact for Gemplus :
Jane Strachey
+33 (0)4 42 36 46 61
jane.strachey@gemplus.com
Frédéric Boullard — Edelman Paris
+33 (0)1 56 69 73 95
Frederic.boullard@edelman.com
Matthew McGuinness — Edelman London
+ 44 207 344 12 59
mailto:matthew.mcguinness@edelman.com
Gemalto’s business project
Gemalto, the result of a merger of equals between Axalto and Gemplus, aims to build a major player in digital security.
Our ambition is to build a new player in this strategic sector and to develop secure technologies for the digital world.
We believe this project has strong industrial, financial and commercial prospects, and relies, above all else, on the expertise of its employees.

An industrial project
Gemalto, the result of the merger between Axalto and Gemplus aims to build a global leader of a high tech industry with high growth potential. A leader in a sector which generates progress, social utility and economic development: that of digital security.
The birth of a new leader
Gemalto will merge two leaders of the digital security market: over 11,000 people across the world, 21 production sites, 32 personalisation sites, 9 R&D centres and over 120 sales and marketing offices. Gemalto’s sales will total approximately 1.8 billion Euros.
On tomorrow’s market
But beyond these figures, Gemalto is an ambitious project aiming to develop tomorrow’s technologies in the securing of digital interactions. The merger of equals is intended to allow Gemalto to attain a critical size and thus constitute a major player in the high technology market. This new position would create a range of possibilities going well beyond the perimeters of current activities, enabling Gemalto to play an increasing role in the creation of future applications and in the definition of new standards.
Digital security
Axalto and Gemplus share a common vision of a digital future benefiting end-users. A future where security and trust are essential. Digital security will play an increasing role in multiple fields — finance, health, telecommunication, identity, transport, digital networks. Gemalto is a direct result of this common vision.
Gemalto will thus strive to innovate and foster the development of new applications to better serve end-user needs.
Synergies and technological development
As an ambitious project existing in a perspective of market development, Gemalto intends to leverage the industrial and technological strengths of both companies.
Axalto and Gemplus’ geographical spread, a consequence of both group’s historical development, will enable greater proximity with clients, with, for instance, the group’s 32 personalization centers spread across the globe.
Site specialization is likely to take place in order to take into account the new global diversity of the group. The merger is also expected to allow to exploit existing production capacities. And in the context of strong market volume development, Gemalto should be well positioned to answer increasing global demand.
Innovation will also be key. Combining both R&D strengths will allow a more efficient use of existing resources:
—	R&D resources dedicated to clients will increase
—	R&D investments in new applications will likely also be increased in order to develop tomorrow’s products and markets.
Main steps of the merger
Dec 7, 2005: Merger announcement
Start of anti-trust reviews (Europe, USA, other):
Axalto and Gemplus keep operating as separate companies
Clearance from anti-trust authorities:
—	TPG and Quandt family become shareholders of Axalto which now owns 43,7% of Gemplus.
—	Axalto changes its name and becomes Gemalto
—	Axalto and Gemplus integration starts, teams can work together and Gemalto’s organisation is set up.
Public Exchange Offer:
The public exchange offer of Gemalto begins for the remaining shares.

Gemalto and Gemplus merge:
A global leader in digital security is born
Calendar
Dec 7, 2005: Merger announcement
Start of anti-trust reviews (Europe, USA, other):
Axalto and Gemplus keep operating as separate companies
Clearance from anti-trust authorities:
—	TPG and Quandt family become shareholders of Axalto which now owns 43,7% of Gemplus.
—	Axalto changes its name and becomes Gemalto
—	Axalto and Gemplus integration starts, teams can work together and Gemalto’s organisation is set up.
Public Exchange Offer:
The public exchange offer of Gemalto begins for the remaining shares.
Gemalto and Gemplus merge:
A global leader in digital security is born
Organization Chart
Alex Mandl, the President and CEO of Gemplus, will assume the position of Executive Chairman
Olivier Piou, the CEO of Axalto, will be the CEO of Gemalto.
Frans Spaargaren will assume the position of Chief Administrative Officer with responsibility for integration, procurement, supply chain and IT.
Charles Desmartis, will become the Chief Financial Officer of the new company.
Frans Spaargaren and Charles Desmartis will report to Olivier Piou
The Board of Directors of the combined entity will be comprised of 11 members, 5 from the current Axalto Board, 5 proposed from the current Board of Gemplus and 1 other independent member jointly nominated.